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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C 20549


                                     SCHEDULE 13G


                      Under the Securities Exchange Act of 1934


                                 (Amendment No. 3 )*
                                               ---


                              Osborn Communication Corp.
     _________________________________________________________________
                                   (Name of Issuer)

                                     Common Stock
     _________________________________________________________________
                            (Title of Class of Securities)

                                      687787101
                          __________________________________
                                    (CUSIP Number)



     Check the following  box if a fee  is being paid with this  statement /__/.
     (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





     SEC 1745 (10/88)                                          Page 1 of 6 pages
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     CUSIP No. 687787101                 13G                   Page 2 of 5 Pages
               ---------                                           ---  ---

      1       NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Spears, Benzak, Salomon & Farrell, Inc.
                      IRS ID No.:  13-2700161

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /__/
                                                                        (b) /X_/
      3       SEC USE ONLY

      4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      New York corporation

                               5       SOLE VOTING POWER
      NUMBER OF
                                                -0-
       SHARES
                               6       SHARED VOTING POWER
     BENEFICIALLY
                                                1,638,905 shares
       OWNED BY
                               7       SOLE DISPOSITIVE POWER
        EACH
                                                -0-
      REPORTING

       PERSON                  8       SHARED DISPOSITIVE POWER

        WITH                                    1,638,905 shares

      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,638,905 shares

     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*

                      N/A

     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      30.4%

     12       TYPE OF REPORTING PERSON*

                      IA

                         *SEE INSTRUCTION BEFORE FILLING OUT!
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     Item 1.  (a)     Name of Issuer
                      --------------
                               Osborn Communication Corp.

              (b)     Address of Issuer's Principal Executive Offices
                      -----------------------------------------------
                               130 Mason Street
                               Greenwich, CT  06830

     Item 2.  (a)     Name of Person Filing
                      ---------------------
                               Spears, Benzak, Salomon & Farrell, Inc.

              (b)     Address of Principal Business Office or, if none,
                      Residence
                      -------------------------------------------------
                               45 Rockefeller Plaza
                               New York, NY  10111

              (c)     Citizenship
                      -----------
                               New York Corporation

              (d)     Title of Class of Securities
                      ----------------------------
                               common stock

              (e)     CUSIP Number
                      ------------
                               687787101

     Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
     --------------------------------------------------------------------------

              (a) /__/ Broker or Dealer registered under Section 15 of the Act

              (b) /__/         Bank as defined in section 3(a)(6) of the Act

              (c) /__/ Insurance Company as defined in section 3(a)(19) of the act

              (d) /__/ Investment Company registered under section 8 of the Investment Company Act

              (e) /X_/ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

              (f) /__/ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-l(b)(l)(ii)(F)
                                  Page 3 of 5 pages
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              (g) /__/         Parent Holding Company, in accordance with
                               240.13d-l(b)(ii)(G) (Note: See Item 7)

              (h) /__/         Group, in accordance with 240.13d-l(b)(l)(ii)(H)

     Item 4.  Ownership
              ---------

              If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-l(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

              (a)     Amount Beneficially Owned
                               1,638,905 shares were beneficially owned as of December 31, 1995.

              (b)     Percent of Class
                               Such shares represent 30.4% of the issued and outstanding shares of common stock as of December 31, 1995.

              (c) Number of shares as to which such person has the filing person shares the power to vote and dispose or direct the disposition of such shares with various customers for whom the shares were purchased, but in each case the customer has the ultimate power to vote and dispose of the shares and may at any time revoke such filing person's authority to vote and dispose of the shares.

     Item 5.  Ownership of Five Percent or Less of a Class
              --------------------------------------------
                               Not applicable.

     Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
              ---------------------------------------------------------------
                               A variety of individuals, groups and corporations for whom Spears, Benzak, Salomon & Farrell, Inc. serves as investment adviser have rights to dividends and proceeds of the securities to which this filing relates.




                                  Page 4 of 5 pages
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     Item 7.  Identification and Classification of the Subsidiary Which
              Acquired the Security Being Reported on By the Parent Holding Company
              -------------------------------------------------------------
                               Not applicable.

     Item 8.  Identification and Classification of Members of the Group
              ---------------------------------------------------------
                               Not applicable.

     Item 9.  Notice of Dissolution of Group
              ------------------------------
                               Not applicable.

     Item 10.Certification
              -------------
                               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     February 5, 1996

                                       Spears, Benzak, Salomon & Farrell, Inc.



                                       By /s/ Michael R. Parker
                                          -------------------------------------
                                              Michael R. Parker














                                  Page 5 of 5 pages
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